

AiPEX5

AI Powered US Equity Index 5

Monthly Performance Report - January 2023

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website: **aipex5.gbm.hsbc.com**

Bloomberg Ticker: **AIPEX5 Index**

Geographical Focus: **United States**

Launch Date: **5/4/2020**

Index Type: **Excess Return**

Index Sponsor: **EquBot, Inc.**

Index Calculation Agent: **Solactive AG**

Index Fee: **0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.84%
YTD	0.84%
1Y	-2.77%
3Y	-0.99%
5Y	-2.18%
10Y	41.50%
10Y Annualized Volatility	4.95%
10Y Sharpe Ratio	-0.15
Cumulative Return	92.88%

Top 10 Holdings: As of 1/31/2023

	Index Weight(%)	Sector
CONOCOPHILLIPS	7.1%	Energy Minerals
CATERPILLAR INC	5.5%	Producer Manufacturing
MODERNA INC	4.1%	Health Technology
SCHWAB (CHARLES) CORP	3.3%	Finance
ILLINOIS TOOL WORKS	1.7%	Producer Manufacturing
ALLSTATE CORP	1.6%	Finance
MONGODB INC	1.5%	Technology Services
HALLIBURTON CO	1.4%	Industrial Services
TRADE DESK INC/THE –CLASS A	1.4%	Technology Services
LAMB WESTON HOLDING INC	1.3%	Consumer Non-Durables
Total	**29.0%**	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/31/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
February 01, 2023

HSBC

Monthly Performance Report - January 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.25%	5.22%
Consumer Services	6.43%	3.79%
Electronic Technology	7.14%	14.80%
Energy Minerals	11.96%	4.45%
Finance	12.30%	14.88%
Health Technology	20.15%	10.70%
Producer Manufacturing	9.81%	3.83%
Retail Trade	2.38%	7.02%
Technology Services	10.15%	15.99%
Transportation	2.32%	1.94%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.0%	-0.07%
Consumer Services	0.32%	0.5%
Electronic Technology	0.01%	1.4%
Energy Minerals	0.31%	0.1%
Finance	0.23%	1.15%
Health Technology	-0.12%	-0.18%
Producer Manufacturing	0.11%	0.26%
Retail Trade	-0.02%	0.69%
Technology Services	0.2%	1.36%
Transportation	-0.01%	0.14%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 1/31/2023	3Y Average	5Y Average	10Y Average
Equity Portfolio	21.02%	22.54%	27.70%	34.98%
Cash	78.98%	77.46%	72.30%	65.02%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 1/31/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

